SUPPLEMENT NO. 9 TO PROSPECTUS DATED MAY 1, 1997.

This supplement ("Supplement") to the Prospectus ("Prospectus") updates the Prospectus of West Coast Realty Investors, Inc. (the "Company") dated May 1, 1997. This Supplement is part of and must accompany the Prospectus. The date of this supplement is March 18, 1998.

This Supplement amends and supersedes the corresponding sections of the Prospectus, and Supplements 1, 2, 3, 4, 5, 6, 7 and 8 to such prospectus; however, subject to the qualification above, the Prospectus continues to control the terms of the offering, and all provisions thereof not supplemented or amended hereby remain pertinent to the offering and are incorporated herein by reference. Accordingly, current subscribers and prospective investors should read both the Prospectus and this Supplement
No. 9 very carefully.   All capitalized items used in this Supplement have
the same meaning ascribed to them in the Prospectus unless otherwise indicated herein.

 The following supplements the Cover Page and pages 1, 4, 8 ("Prior Experience in Raising Funds"), and 68 ("Plan of Distribution") of the Prospectus

As of March 18, 1998, the Company has sold 891,515 Shares ($8,898,952) in this offering.

 The following supplement page 21 of the Prospectus ("Use of Initial Capital").

The Company intends to use the net proceeds of this offering, which will be not less than a minimum $6,136,000 as of March 18, 1998, and a maximum $13,300,000 for the purchase of Properties, for the payment of Acquisition Fees, and for the establishment of appropriate reserves. See "Estimated Use of Proceeds."

  The following supplements page 23 ("Dividends") and page 45 ("Liquidity and Capital Resources") of the Prospectus.

The Company waived a portion of its Advisory Fees from January 1, 1997 to December 31, 1997. The amount waived was $126,439. The effect of this was to increase Dividends approximately $.05 per Share for the year ended
December 31, 1997.

 The following supplements the "Dividends" portion of INVESTMENT OBJECTIVES AND POLICIES section of the Prospectus, beginning on page 23, and continuing to page 24.

Dividends totaling $325,906 were paid on April  15, 1997, for shareholders of
record on  January 1,  February 1, and March 1, 1997.     Dividends totaling
$362,441 were paid on July 15, 1997 for shareholders of record on April 1, May 1, and June 1, 1997. Dividends totaling $383,474 were paid on October 15, 1997 for shareholders of record on July 1, August 1, and September 1, 1997. Dividends totaling $417,128 were paid on December 31, 1997 for shareholders of record on October 1, November 1, and December 1, 1997.

Approximately 51% of these dividends constituted a return of capital. The dividend payments are summarized below:

Record          Date              Per       Outstanding          Total
Date            Paid             Share        Shares             Dividend
------         --------         -------     ------------    -------------
01/01/97       4/15/97      $0.0666          1,550,607           $  103,270
02/01/97       4/15/97       0.0666          1,671,442              111,318
03/01/97       4/15/97       0.0666          1,671,442              111,318
04/01/97       7/15/97       0.0666          1,810,916              120,607
05/01/97       7/15/97       0.0666          1,815,579              120,917
06/01/97       7/15/97       0.0666          1,815,579              120,917
07/01/97      10/15/97       0.0666          1,815,579              120,917
08/01/97      10/15/97       0.0666          1,974,144              131,478
09/01/97      10/15/97       0.0666          1,968,144              131,078
10/01/97      12/31/97       0.0666          1,968,144              131,078
11/01/97      12/31/97       0.0666          2,147,523              143,025
12/01/97      12/31/97       0.0666          2,147,523              143,025

The following supplements or amends the "REAL PROPERTY INVESTMENTS " Section of the Prospectus, beginning on page 29.

OPTO-22 PROPERTY

   The existing lease on the OPTO-22 building expired on April 30, 1997. OPTO-22, the tenant, and Claremont School, the sub-tenant, both vacated the premises on September 10, 1997. West Coast Realty Investors, Inc. has settled with OPTO-22 for the amounts owed by OPTO-22 to West Coast Realty Investors, Inc. for rent and for deferred maintenance. OPTO-22 has paid the amounts owed to West Coast Realty Investors, Inc. in accordance with the terms and conditions of a Settlement Agreement dated October 31, 1997 and the parties have released one another from any further claims as provided in
said agreement.   The  Company effectively was compensated  for rental income
through October 15, 1997.   The Company also received $115,000 to be applied
towards repair or various deferred maintenance items.   These repair funds
were approximately 60% expended as  of January 20, 1998.

  The Company is currently attempting to locate a tenant to enter into a long-term lease for the Property. If its efforts are successful, the Company expects to spend an additional $200,000 to $300,000 in additional funds to meet the requirements of a tenant to refurnish the Property. The Company believes that the rental revenue it was receiving under the old OPTO-22 lease was 15% to 20% below current market rates; thus, if a new tenant can be positioned into the property, the Company could experience an increase in cash flow from the property. However, the Company may need to slightly decrease distributions to investors in the first and/or second quarters of 1998 due to the effective vacancy at the property since October 15, 1997.

The following supplements or amends the "REAL PROPERTY INVESTMENTS " Section of the Prospectus, beginning on page 31.


NORTH PALM STREET PROPERTY

On October 31, 1997, the Company ("Seller") sold the North Palm Street Property to a unrelated buyer. The sale was unsolicited and was partially contingent on the Seller utilizing the Internal Revenue Service Code
Section 1031 to facilitate a tax free exchange. The total sales price was $2,515,860 in cash. The Seller paid the existing first deed of trust, which
as of October 31, 1997 totaled $971,305.   The Buyer agreed to contribute an
additional $15,000 to pay the mortgage loan's early prepayment penalty.

The following supplements or amends the "REAL PROPERTY INVESTMENTS " Section of the Prospectus, beginning on page 40.

TYCOM PROPERTY

In June 1997, the Company negotiated the refinancing of an existing short term promissory note on the Tycom Property loan which was scheduled to mature on February 1, 1998. The terms of the new first deed of trust loan are as follows:

Lender:   Union Bank of California, N.A.
Loan Amount:   $2,312,500
Interest Rate: Variable Rate-margin is 1.9% over the 3 month LIBOR with right to convert after the first year. The conversion margin would be 1.9% over selected Treasury Rate for the selected loan term.
Loan Term:     Ten year term
Amortization:  Twenty-five years
Monthly Debt Service:  $17,469
Other: Recourse is only to West Coast Realty Investors, Inc.; The Company must maintain a minimum net worth of $5,000,000; loan fees and a majority of the administrative expenses are being paid by the former owner from whom the Company purchased the property.

ROSEVILLE PROPERTY

       On November 26, 1997, the Company acquired the investment described below (the "Roseville Property" or the "Property"). The funds to acquire the Roseville property resulted from the Section S1031 tax free exchange of the Brea property (as described above), plus additional proceeds resulting from the sale of the Company's Shares in the current offering. No debt financing was used in connection with the Roseville acquisition.

     Description.  The Property is located at the corner of Stanford Ranch
Road and Fairway Drive in Roseville, California.   Roseville is a city of
59,700 residents (1997 Sacramento Area Council of Governments estimate) located in the Sacramento region of Northern California.

     The Property is located on a lot size of .87 acres (approximately 37,900 square feet). This site is part of a larger shopping center which includes well-known retailers such as Costco, Toys 'R Us, Shell Gasoline, Ross Dress
For Less, and McDonald's Restaurants.   The total lot size is approximately
8.66 acres (378,000 square feet).   There are 61 parking spaces assigned to
this site, with the Property also enjoying the use of hundreds of other parking spaces located within the larger shopping center. The building size totals 5,133 square feet.

     The sole tenant of the Property is Applebee's Restaurant. Applebee's is a well-known, national franchise of sit-down casual restaurants. This particular Applebee's was developed by, and acquired from, Christian Knox
(an individual and unrelated third party), and the  restaurant franchise
is owned and operated by him in a sale-leaseback arrangement.   Mr. Knox has
seven Applebees and nine Burger King franchises, as evidence of his experience in this industry.

     The lease on the Property commenced upon the issuance of the Certificate of Occupancy in September 1997. The lease is a 20 year triple net lease, including provisions for collection of common area charges that are
assessed by the shopping center owner.   Lease payments are initially
$14,333.33 per month ($172,000 per year) with rental increases scheduled
every five years at the rate of 12 1/2%.   Assuming the lease were to
commence December 1, 1997, the lease payments on a calendar year basis are noted below:

          1997                               $  14,333
          1998-2001                            172,000
          2002                                 179,167
          2003-2006                            193,500
          2007                                 201,563
          2008-2011                            217,688
          2012                                 226,758
          2013-2016                            244,898
          2017 (through September 1)           163,266

     Mr. Knox has personally guaranteed the lease and has provided documentation demonstrating a personal net worth in excess of $10 million.

     Property Operations.   The  Roseville Property is managed by  West Coast
Realty Management, Inc. ("WCRM"), an affiliate of the Company. WCRM charges the Company 3% of the gross rents collected as a management fee for managing the Property, as allowed by the Property Management Agreement. Although the tenant is obligated to pay property taxes, property taxes in the first full year of operations is estimated to be $20,000 (approximately 1% of the sales price).

     Terms of  Purchase.   Total consideration paid by the Company for the
Roseville property is $2,067,000. This cost includes the $1,950,000 sales price payable to the Seller/Operator, $12,500 in estimated legal, appraisal, and closing costs, and a $110,000 Acquisition Fee payable to the Advisor. In addition, $14,333 was received from the Seller/Operator as a security deposit. The sale was paid for from approximately $1,500,000 received from the disposition of the Brea property (as described above), with the balance (approximately $567,000) from the proceeds resulting from the sale of the Company's shares in the current offering.

     The purchase price was arrived at through arms-length negotiations with the Seller/Operator.

     General.   The computation of depreciation for the Roseville Property is based on the cost of the property, including Acquisition Fees and Expenses. The allocation of the cost of the Property to various asset categories is estimated, based on allocations in the appraisal report. Depreciation will be computed on a straight-line basis over the component useful life of the assets.

CORONA PROPERTY

   On December 31, 1997, the Company acquired the investment described below (the "Corona Property" or the "Property"). The funds to acquire the Corona Property resulted from proceeds received in connection with the sale of the Company's Shares in the current offering. No debt financing was used to acquire the Corona Property.

   Description.   The Corona Property is located at 363 American Circle,
Corona in the Riverside County section of Southern California.  The Property
is located near the 91 Freeway and the Maple Street exit.   There is easy
access to the freeway and surrounding areas.  The Property is in the middle
of an industrial and warehouse/development  area.    There is a mixture of
light industrial manufacturing, office, industrial, and research/development space in the immediate area.

  The Property is located on a lot size of 77,101 square feet. The Property is a two-story warehouse/industrial building containing approximately 37,330 square feet. The construction involves concrete footings, foundation and slab, with a flat tar/gavel roof. Parking is adequate and within applicable building codes, with some parking available in the Building's basement. The Building is eight years old.

    The sole tenant of the Property is American National Manufacturing, Inc, which began its lease on June 1, 1997. This company manufactures foundation or convertible beds, and contract manufacturing of beds of all types. This triple net lease expires May 31, 2002, with a five year option to renew. The current scheduled rent per month is as follows:

     January 1, 1998 - May 31, 1998          $ 14,932
     June 1, 1998 - May 31, 1999               15,679
     June 1, 1999 - May 31, 2000               16,425
     June 1, 2000 - May 31, 2001               17,172
     June 1, 2001 - May 31, 2002               17,918

     The Property was acquired from an unrelated third party, American Circle Limited, A California Limited Partnership (the "Seller").

    Property Operations.   The Corona Property is managed by West Coast Realty
Management, Inc.  ("WCRM"), an affiliate of the Company.   WCRM charges the
Company 3% of the gross rents collected as a management fee for managing the Property, as allowed by the Property Management Agreement. Although the tenant is obligated to pay property taxes, property taxes in the first full year of operations is estimated to be approximately $19,000 (approximately 1% of the sales price).

   Terms of Purchase.   Total consideration paid by the Company for the Corona
Property was $1,908,000.. This cost includes the $1,800,000 sales price payable to the Seller, approximately $20,000 in legal, appraisal, and
closing costs, and an $98,000 acquisition fee payable to the Advisor.   In
addition, $92,000 was received from the Seller in the transfer of prepaid rents. The sale was paid for from the proceeds resulting from the sale of the Company's shares in the current offering.

   The purchase price was arrived at through an arms-length negotiation with the Seller. The total cost of $51.11 per square foot is near the average of recent sales in the area for similar properties. Four sales were surveyed and the price per square foot ranged from $48.00 to $57.37, with the weighted square foot average being $51.42. Considering the state of the recovering economy in the area and the long term lease in place with a relatively stable and desirable tenant, the price paid for the Property is considered reasonable.

   General. The computation of depreciation for the Corona Property is based on the cost of the property, including Acquisition Fees and Expenses. The allocation of the cost of the Property to various asset categories is estimated, based on allocations in the appraisal report. Depreciation will be computed on a straight-line basis over the component useful life of the assets.

LAUFEN TILE DISTRIBUTION CENTER

     On January 14, 1998, the Company acquired the investment described below (the "Laufen Property" or the "Property"). The funds to acquire the Laufen Property resulted from proceeds received in connection with the sale of the Company's Shares in the current offering. No debt financing was used to acquire the Laufen Property.

   Description.    The Laufen Property is located at 9970 and 9980 Horn Road,
Sacramento in the Rancho Cordova section of Sacramento, which is located in
Northern California.   The  Property is located near the U.S. 50 (El Dorado)
Freeway and is also near the Interstate 80 Freeway. There is easy access to the freeways and surrounding areas. The Property is located in an industrial area which has recently been under strong demand by businesses in the area.

  The property is located on a lot size of 151,153 square feet, which consists of two contiguous parcels. The Property contains two separate, one-story 24,000 square foot buildings, with a total of 48,000 square feet. The construction involves concrete footings, foundation and slab, with a flat
tar/gavel roof.  There are 38 parking spaces on the site.   The Buildings
were originally constructed in 1976.

   The sole tenant of the property is Laufen International, Inc. The Company is a floor tile manufacturer with North American headquarters located in Tulsa, Oklahoma. Laufen is owned by a parent company located in Germany. Laufen has been occupying the property since 1987. Under the provisions of the lease in place when the Company acquired the property, the following are the minimum rental rates in place:

     January 1, 1998 - January 31, 1998      $ 17,242
     February 1, 1998 - January 31, 1999       18,391
     February 1, 1999 - January 31, 2000       18,502
     February 1, 2000 - January 31, 2001       19,570
     February 1, 2001 - January 31, 2002       20,265
     February 1, 2002 - January 31, 2003       21,188

   The lease is substantially a triple-net lease, with the tenant responsible for reimbursing the Company for 91.67% of the property taxes, insurance and common area costs that are incurred in connection with the ownership of the Property.

   The Property was acquired from an unrelated third party, the Huarte Family Trust (the "Seller").

    Property Operations.  The Laufen Property is managed by West Coast Realty
Management, Inc. ("WCRM"), an affiliate of the Company.   WCRM charges the
Company 3% of the gross rents collected as a management fee for managing the Property, as allowed by the Property Management Agreement. Although the tenant is obligated to pay property taxes, property taxes in the first full year of operations is estimated to be approximately $21,000 (approximately
1% of the sales price).

   Terms of Purchase. Total consideration paid by the Company for the Laufen Property was $2,141,200. This cost includes the $2,020,000 sales price payable to the Seller, approximately $20,000 in legal, appraisal, and closing costs, and a approximately a $101,000 acquisition fee payable to the Advisor (the distribution of amounts between acquisition fees and costs are still approximate at this point). The sale was paid for from the proceeds resulting from the sale of the Company's shares in the current offering.

   The purchase price was arrived at through an arms-length negotiation with the Seller. The total cost of $44.61 per square foot is near the average of recent sales in the area for similar properties. Eight sales were surveyed and the price per square foot ranged from $45.00 to $51.00. Considering the state of the recovering economy in the area and the long term lease in place with a relatively stable and desirable tenant, the price paid for the Property is considered reasonable.

   General. The computation of depreciation for the Corona Property is based on the cost of the property, including Acquisition Fees and Expenses.
The allocation of the cost of the Property to various asset categories is estimated, based on allocations in the appraisal report. Depreciation will be computed on a straight-line basis over the component useful life of the assets.

 The following supplements or amends the "MANAGEMENT'S DISCUSSION OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" Section of the Prospectus, beginning on page 41.

    As of March 18, 1998, the Company has raised and received $14,462,708 in gross capital from prior offerings and $8,898,952 from the current offering. An additional $2,473,563 has been raised in the current offering for sales between January 1, 1998 and March 18, 1998; these funds are expected to be released from escrow in April, 1998.

RESULTS OF OPERATIONS - NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1996

   Operations for the nine months ended September 30, 1997 represented a full nine months of rental operations for all properties except Tycom which was owned for eight and one-half months.

   The net income for the nine months ended September 30, 1997 continued to be significantly larger than the prior nine months amount due to the raising of additional funds and investment of such funds in additional income producing properties. The Company did not have any adverse events that significantly impacted net income during the nine months ended September 30, 1997, and all properties that have been purchased by the Company have operated at levels equal to current expectations.

   Rental revenue increased $410,407 (23.2%) due to a full nine months ownership of the Java City property and eight and one-half months of the Tycom property (as compared to no ownership of these properties during the nine months ended September 30, 1996).

   Operating expenses increased $27,711 (33%) primarily due to a increase in property liability insurance, utilities and common area maintenance during the nine months ended September 30, 1997 as compared to the nine months ended September 30, 1996. Interest expense increased $163,220 (25.5%) as a reflection of the additional debt taken on in connection with additional property acquisition and refinancing activities. Despite the large debt amounts, the Company is still below the maximum 50% debt maximum that is allowed by the Company's by-laws (debt was 46% of property cost (as defined in the by-laws) at September 30, 1997). General and administrative costs increased $106,202 (75%), much of this increase is due to $133,742 that the Advisor was paid during the nine months ended September 30, 1997 due to the revised provisions of the Advisor agreement. In contrast, the Advisor was paid $35,912 during the nine months ended September 30, 1996 for Advisory
fees in accordance to the revised Advisor Agreement.   Depreciation  and
amortization expense increased $163,219 (26%) as the result of the ownership of additional properties during 1997 as compared to 1996. Net income of $567,017 for the nine months ended September 30, 1997 was $10,210 (2%) higher than the nine months ended September 30, 1996.

    The average number of shares outstanding during 1997 was 1,764,404 vs. 1,430,333 in 1996. Partly because of the greater number of shares outstanding, the net income per share decreased from $.39 in 1996 to $.32 in 1997. If this figure is analyzed using flow of funds - that is net income plus depreciation expense, plus adding advisory fee expense with was incurred in 1997 and not 1996 - then the amount in 1997 was $.60 per share vs. $.62 per share in 1996.

    During the nine months ended September 30, 1997, the Company declared dividends totaling $1,071,820, compared to dividends of $825,059 declared for the nine months ended September 30, 1996. Cash basis income for the nine months ended September 30, 1997 was $925,901. This was derived by adding
depreciation and amortization expense to net income.   Thus, cash
distributions during the nine months ended September 30, 1997 were $145,919 greater than cash basis net income. In comparison, distributions in the first nine months of 1996 were $19,985 less than cash basis income of $845,044. In either event, the Company is expected to qualify as a REIT in 1997, and liquidity of the Company continues to be strong.

    In summary then, the operating performance of the Company continued to improve as additional funds were raised, additional property was acquired, and all properties were operated profitably.

The following supplements the "Liquidity and Capital Resources" section on Page 45.

   Fees paid to the Advisor and the Property Manager for the nine months ended September 30, 1997 are as follows:

Advisor--$770,691
Property Manager --$83,384

The following supplements or amends the "ERISA CONSIDERATIONS" and "DESCRIPTION OF COMMON STOCK" sections on pages 62 and 63 of the Prospectus.

   As of March 18, 1998, there are 2,340,351 Shares of the Company outstanding, held by approximately 1,300 Shareholders. In addition, $2,473,563 in gross proceeds has been raised from the sale of 246,926 shares in the current offering to seventeen investors between January 1, 1998 and March 18, 1998; these funds have been deposited into an escrow account, and shares are expected to be issued in April 1998.

The following amends the Index to Financial Statements on p. 78.

West Coast Realty Investors
 Unaudited Financial Statements
   Balance Sheet as of December 31, 1996 and September 30, 1997...........F-33
   Statements of Income for the three and nine months ended September 30, 1997 and 1996...............................................................F-34
   Statements of Stockholders' Equity for the nine months ended September 30,
   1997 and 1996..........................................................F-35
   Statement of Cash Flows for the nine months ended September 30, 1997 and
   1996...................................................................F-36
   Summary of Accounting Policies.............. ..........................F-37
   Notes to Financial Statements..........................................F-39

Corona Property
   Report of Independent Certified Public Accountants.....................F-48
   Summary of Historical Information Relating to Operating Revenues and
   Specified Expenses.....................................................F-49
   Notes to Summary of Historical Information Relating to Operating Revenues
   and Specified Expenses.................................................F-50
   Estimated Twelve Months Pro Forma Statement of TaxableOperating Income.F-51
   Notes to Pro Forma Statements..........................................F-52

Laufen Tile Property
   Report of Independent Certified Public Accountants.....................F-53
   Summary of Historical Information Relating to Operating Revenues and
   Specified Expenses.....................................................F-54
   Notes to Summary of Historical Information Relating to Operating Revenues
   and Specified Expenses.................................................F-55
   Estimated Twelve Months Pro Forma Statement of TaxableOperating Income.F-56
   Notes to Pro Forma Statements..........................................F-57

West Coast Realty Investors, Inc.
   Pro FormaStatement of Income for thenine months ended September30,1997.F-58 Notes to Pro Forma Financial Statement for the nine months ended
   September 30, 1997.....................................................F-59
   Pro Forma Statement of Income for the year ended December 31, 1996.....F-60
   Notes to Pro Forma Financial Statement for the year ended December 31, 1996
   .......................................................................F-61
   Pro Forma Balance Sheet for the nine months ended September 30, 1997...F-62 Notes to Pro Forma Financial Statement for the nine months ended September
   30, 1997...............................................................F-63


                       WEST COAST REALTY INVESTORS, INC.
                                 BALANCE SHEETS
              SEPTEMBER 30, 1997 (UNAUDITED) AND DECEMBER 31, 1996

                                            SEPTEMBER 30,    December 31,
                                                     1997            1996
ASSETS
Rental real estate, less accumulated
       depreciation (Note 2)                  $25,676,713     $21,118,203
Cash and cash equivalents                       2,882,215       2,017,194
Accounts receivable                               404,203         247,948
Loan origination fees, net of accumulated
amortization of $49,872 and $40,248               122,335         102,622
Other assets                                       44,869          85,871

TOTAL ASSETS                                  $29,130,335     $23,571,838

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
   Accounts payable                               $11,322         $13,922
   Due to related party (Note 5(e))                80,557          46,285
   Dividends payable (Note 8)                     383,236         302,760
   Security deposits and prepaid rent             137,392         124,734
   Other liabilities                              137,484         100,453
   Notes payable (Note 6)                      12,228,139      10,078,793

TOTAL LIABILITIES                              12,978,130      10,666,947
COMMITMENTS
STOCKHOLDERS' EQUITY
Common stock, $.01 par-shares authorized,
5,000,000 shares issued, 1,968,144 and
1,550,607 outstanding in 1997 and 1996             19,681          15,506
Additional paid-in capital                     17,609,705      13,861,763
Retained earnings                             (1,477,181)       (972,378)

TOTAL STOCKHOLDERS' EQUITY                     16,152,205      12,904,891

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY    $29,130,335     $23,571,838

[FN]
                See accompanying notes to financial statements.

                       WEST COAST REALTY INVESTORS, INC.
                              STATEMENTS OF INCOME
            THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996
                                  (UNAUDITED)
                            THREE MONTHS  THREE MONTHS NINE MONTHS  NINE MONTHS
                               ENDED         ENDED        ENDED        ENDED
                             SEPTEMBER     SEPTEMBER    SEPTEMBER    SEPTEMBER
                                30,           30,        30, 1997    30, 1996
                                1997          1996
REVENUES:
  Rental                      $735,057      $618,081  $2,182,869   $1,772,462
  Interest                      37,605        19,974      70,558       70,564

                              772,662        638,055   2,253,427    1,843,026

COSTS AND EXPENSES:
Operating                       43,076        40,405     110,772       83,061
Property taxes                  27,722        18,528      83,167       55,927
Property management fees
 -related party (Note 5 (d))    27,581        27,015      83,384       78,213
Interest                       282,835       220,188     802,547      639,327
General and administrative      86,767        61,476     247,656      141,454
Depreciation and amortization  119,954        98,764     358,884      288,237

                               587,935       466,376   1,686,410    1,286,219

NET INCOME                    $184,727      $171,679    $567,017     $556,807

NET INCOME PER SHARE (NOTE 8)    $.10          $.12        $.32         $.39

[FN]
                See accompanying notes to financial statements.

                       WEST COAST REALTY INVESTORS, INC.
                       STATEMENTS OF STOCKHOLDERS' EQUITY
                      NINE MONTHS ENDED SEPTEMBER 30, 1997
                                  (UNAUDITED)
                                        COMMON    STOCK  ADDITIONAL PAID-IN
                                        SHARES    AMOUNT     CAPITAL       DEFICIT
BALANCE AT DECEMBER 31, 1996           1,550,607 $15,506    $13,861,763    $(972,378)

Issuance of stock, net                   417,537   4,175      3,659,200           ---

Equity contribution by Affiliates
through expense reimbursements               ---     ---         88,742           ---

Net income                                   ---     ---            ---       567,017

Dividends declared (Note 8)                  ---     ---            ---   (1,071,820)

BALANCE AT SEPTEMBER 30, 1997          1,968,144 $19,681    $17,609,705  $(1,477,181)


                      NINE MONTHS ENDED SEPTEMBER 30, 1996
                                  (UNAUDITED)
                                     COMMON     STOCK ADDITIONAL PAID-IN
                                     SHARES    AMOUNT      CAPITAL        DEFICIT
BALANCE AT DECEMBER 31, 1995        1,322,404  $13,224     $11,771,030    $(549,417)

Issuance of stock, net                178,342    1,783       1,584,406           ---

Equity contribution by Affiliates
through expense reimbursements            ---      ---          20,912           ---

Net income                                ---      ---             ---       556,807

Dividends declared (Note 8)               ---      ---             ---     (825,059)

BALANCE AT SEPTEMBER 30, 1996       1,500,746  $15,007     $13,376,348    $(817,669)

[FN]
                See accompanying notes to financial statements.

                       WEST COAST REALTY INVESTORS, INC.
                            STATEMENTS OF CASH FLOWS
           NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)

                                                NINE MONTHS   Nine Months
                                                   ENDED         Ended
INCREASE (DECREASE) IN CASH AND CASH             SEPTEMBER     September
EQUIVALENTS                                       30, 1997      30, 1996
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                          $567,017      $556,807
Adjustments to reconcile net income to net
cash provided by operating activities:
    Depreciation and amortization                    349,260       288,237
    Interest expense on amortization of loan
          origination fees                             9,624           ---
Increase (decrease) from changes in:
     Accounts receivable                           (156,255)     (109,016)
     Other assets                                     41,002           119
     Accounts payable                                (2,600)      (78,462)
     Due to related party                             34,272           ---
     Security deposits and prepaid rent               12,658      (16,443)
     Other liabilities                                37,031           ---
NET CASH PROVIDED BY OPERATING ACTIVITIES            892,009       641,242

CASH FLOWS FROM INVESTING ACTIVITIES
  Additions to rental real estate                (4,907,441)   (1,828,500)
NET CASH (USED IN) INVESTING ACTIVITIES          (4,907,441)   (1,828,500)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock, net        3,544,372     1,579,005
Equity contribution by Affiliates through
       expense reimbursements                         88,742        20,912
Dividends declared and paid                        (931,344)     (773,302)
Proceeds from notes payable                        2,312,500       724,465
Payments on notes payable                          (163,154)     (133,910)
Increase in loan origination fees                     29,337           ---
NET CASH PROVIDED BY FINANCING ACTIVITIES          4,880,453     1,417,170

NET INCREASE IN CASH AND CASH EQUIVALENTS            865,021       229,912

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD     2,017,194     1,450,022

CASH AND CASH EQUIVALENTS,  END OF PERIOD         $2,882,215    $1,679,934

[FN]
                    See accompanying notes to financial statements.

                       WEST COAST REALTY INVESTORS, INC.
                         SUMMARY OF ACCOUNTING POLICIES
      THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)
                              AND DECEMBER 31, 1996
BASIS OF PRESENTATION
The accompanying balance sheet as of September 30, 1997, the income statements and statements of cash flow for the nine months periods ended September 30, 1997, and 1996 are unaudited, but in the opinion of management include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the financial position and results of operations for the periods presented. The results of operations for the nine month period ended September 30, 1997, are not necessarily indicative of results to be expected for the year ended December 31, 1997.


BUSINESS
West Coast Realty Investors, Inc. (the "Company"), is a corporation formed on October 26, 1989 under the laws of the State of Delaware. The Company exists as a Real Estate Investment Trust ("REIT") under Sections 856 to 860 of the Internal Revenue Code. The Company has complied with all requirements imposed on REIT's for 1996 and 1995 tax years; however, qualification as a REIT for future years is dependent upon future operations of the Company. The Company was organized to acquire interests in income-producing residential, industrial, retail or commercial properties located primarily in California and the west coast of the United States. The Company intends to acquire property for cash on a moderately leveraged basis with aggregate mortgage indebtedness not to exceed fifty percent of the purchase price of all properties on a combined basis, or eighty percent individually and intends to own and operate such properties for investment over an anticipated holding period of five to ten years.


RENTAL  PROPERTIES AND DEPRECIATION
Assets are stated at lower of cost or net realizable value. Depreciation is computed using the straight-line method over their estimated useful lives of
31.5 to 39 years for financial and income tax reporting purposes.

In the event that facts and circumstances indicate that the cost of an asset
may be impaired, an evaluation of recoverability would be performed.   If an
evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the carrying amount to determine if a write-down to market value is required.

LOAN ORIGINATION FEES
Loan origination fees are capitalized and amortized over the life of the loan.

                       WEST COAST REALTY INVESTORS, INC.
                         SUMMARY OF ACCOUNTING POLICIES
                                  (Continued)

RENTAL INCOME
Rental income is recognized on a straight-line basis to the extent that rental income is deemed collectable. Where there is uncertainty of collecting higher scheduled rental amounts, due to the tendency of tenants to renegotiate their leases for lower amounts, rental income is recognized as the amounts are collected.

CASH AND CASH EQUIVALENTS
The Company considers cash in the bank, liquid money market funds, and all highly liquid certificates of deposits, with original maturities of three months or less, to be cash and cash equivalents.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS
For comparative purposes, certain prior year amounts have been reclassified to conform to the current year presentation.

NEW ACCOUNTING PRONOUCEMENTS
Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS No. 125) issued by the Financial Accounting Standards Board (FASB) is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied
prospectively.   Earlier or retroactive application is not permitted.   The
new standard provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. The
Company does not expect adoption to have a material effect on its financial position or results of operations.

                       WEST COAST REALTY INVESTORS, INC.

                         NOTES TO FINANCIAL STATEMENTS
      THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)
                              AND DECEMBER 31, 1996

NOTE 1 - GENERAL

On October 30, 1989, West Coast Realty Advisors, Inc. (the "Advisor"), purchased 1,000 shares of the Company's common stock for $10,000. On August 30, 1990, the Company reached its minimum initial offering funding level of $1,000,000. As of September 30, 1997 the Company has raised $19,650,602 in capital.

Sales commissions and wholesaling fees, representing 8% of the gross proceeds from the sale of common shares, were paid to Associated Securities Corp. ("ASC"), a member of the National Association of Securities Dealers, Inc. ("NASD") and an affiliate of the Advisor.

Dividends are declared and accrued based approximately upon the previous quarter's income from operations before depreciation and amortization.

NOTE 2 - RENTAL PROPERTIES

The Company owns the following income-producing properties

                                                          ORIGINAL
  LOCATION (PROPERTY NAME)       DATE PURCHASED         ACQUISITION
                                                            COST

Huntington Beach, California
(Blockbuster)                   February 26, 1991            $ 1,676,210
Fresno, California                May 14, 1993                 1,414,893
Huntington Beach, California
(OPTO-22)                      September 15, 1993              2,500,001
Brea, California                  March 4, 1994                2,248,343
Riverside, California           November 29, 1994             3,655,500
Tustin, California
(Safeguard)                       May 22, 1995                4,862,094
Fremont, California
(Technology Drive)              October 31, 1995               3,747,611
Sacramento, California
(Java City)                      August 2, 1996                1,828,500
Irvine, California  (Tycom)     January 17, 1997               4,907,441

                       WEST COAST REALTY INVESTORS, INC.

                         NOTES TO FINANCIAL STATEMENTS
      THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)
                       AND DECEMBER 31, 1996 (Continued)

NOTE 2 - RENTAL PROPERTIES (CONTINUED)

The major categories of property are:

                                  SEPTEMBER 30, 1997  DECEMBER 31, 1996

Land                                    $  8,971,126        $  7,401,126
Buildings and improvements                17,869,466          14,532,025

                                          26,840,592          21,933,151
Less accumulated depreciation              1,163,879             814,948

Net rental properties                  $  25,676,713       $  21,118,203


A significant portion of the Company's rental revenue was earned from tenants whose individual rents represented more than 10% of total rental revenue.
Specifically:

     Five tenants accounted for 28%, 22%, 20%, 19% and 10% in 1997; Five tenants accounted for 23%, 19%, 18%, 12% and 10% in 1996; Four tenants accounted for 24%, 20%, 15% and 10% in 1995;


NOTE 3 - OTHER ASSETS

     Other assets consists of the following:

                                 SEPTEMBER 30, 1997    DECEMBER 31, 1996

Deposits and prepaid expenses            $44,869       $85,871
Organization costs                        14,330        14,330

                                          59,199       100,201
Less accumulated amortization             14,330        14,330

Net other assets                         $44,869       $85,871

                       WEST COAST REALTY INVESTORS, INC.

                         NOTES TO FINANCIAL STATEMENTS
      THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)
                        AND DECEMBER 31, 1996 (Continued)

NOTE 4 - FUTURE MINIMUM RENTAL INCOME

As of September 30, 1997 and December 31, 1996, future minimum rental income under the existing leases that have remaining noncancelable terms in excess of one year are as follows:
                                     SEPTEMBER 30, 1997     DECEMBER 31,1996

     1997 .........................      $   763,725             $ 2,123,959
     1998 .........................        1,839,402               2,037,591
     1999 .........................        1,845,801               1,976,664
     2000 .........................        1,863,450               1,864,724
     2001 .........................        1,751,311               1,771,212
     Thereafter ...................       15,193,805              15,255,711

     Total                               $23,257,494             $25,029,861


Future minimum rental income does not include lease renewals or new leases that may result after a noncancelable-lease expires.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Advisor has an agreement with the Company to provide advice on investments and to administer the day-to-day operations of the Company. Property management services for the Company's properties are provided by West Coast Realty Management, Inc. ("WCRM"), an affiliate of the Advisor.

                       WEST COAST REALTY INVESTORS, INC.
                         NOTES TO FINANCIAL STATEMENTS
      THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1997, AND 1996 (UNAUDITED)
                        AND DECEMBER 31, 1996 (Continued)

During the periods presented, the Company had the following related party transactions:

     (a) In accordance with the advisory agreement, compensation earned by, or services reimbursed or reimbursable to the advisor, consisted of the following:

                                  NINE MONTHS ENDED    FOR THE YEAR
                                 SEPTEMBER 30, 1997        ENDED
                                                     DECEMBER 31, 1996

           Syndication fees                $482,307            $82,864
           Acquisition fees                 270,384             78,177
           Overhead expenses                 18,000             12,000

                                           $770,691           $173,041


     (b) At September 30, 1997 and December 31, 1996, the Advisor owned 22,505 shares of the issued and outstanding shares of the Company.

     (c) Sales commissions paid in accordance with the selling agreement to ASC totaled $310,421 for the nine months ended September 30, 1997 and $119,083 for the nine months ended September 30, 1996.

     (d) Property management fees earned by WCRM totaled $27,581 and $27,015 for the three months ended September 30, 1997 and 1996, respectively. For the nine months ended September 30, 1997 and 1996, WCRM earned $83,384 and $78,213, respectively in property management fees.

     (e)  The Corporation had related party accounts payable as follows:

                                    SEPTEMBER 30, 1997    DECEMBER 31, 1996

Associated Securities Corp.                   $  4,156            $     396
West Coast Realty Management                    19,249               24,839
West Coast Realty Advisors                      57,152               21,050

                                               $80,557              $46,285


     (f) A financing fee of $23,125 was paid in August 1997 in connection with the refinancing of the note payable on the Tycom property (Note 6).

                       WEST COAST REALTY INVESTORS, INC.
                         NOTES TO FINANCIAL STATEMENTS
      THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1997, AND 1996 (UNAUDITED)
                        AND DECEMBER 31, 1996 (Continued)


NOTE 6 - NOTES PAYABLE

Notes payable are made up of the following:
                                                 SEPTEMBER 30,    DECEMBER 31,
                                                     1997             1996

8.25% promissory note secured by a Deed of Trust
on the Fresno Property, monthly principal and interest
payments are $5,244 due August 1, 2003 ............. $ 619,366       $ 628,471

Variable rate promissory note secured by a Deed
of Trust on the OPTO-22 property, interest rate
adjustments are monthly and are based on the 11th
District cost of funds rate plus 3% (7.835% at
September 30, 1997), and may never go below 6.5%
or above 11.0%, monthly principal and interest
payments are $12,723, due October 1, 2003 .......... 1,693,720       1,708,362

8.25% promissory note secured by a Deed of Trust on
the Blockbuster property, interest rate adjusts
to the 5-year Treasury rate plus 350 basis points
on February 1, 1999, monthly principal and interest
payments are $4,934, due February 1, 2004 ...........  559,684         569,132

9.25% promissory note secured by a Deed of Trust
on the Riverside property, monthly principal and
interest payments are $9,988, due November 8, 2004.  1,169,786       1,177,055

Variable rate promissory note secured by a Deed of Trust
on the Brea property, interest rate is 9.5% until March 1,
2000 (and each succeeding March 1st) when interest rate
adjusts to the Moody's corporate bond index daily rate
plus 0.125%, monthly principal and interest payments
vary depending upon interest rates and are currently
$8,737, due March 1, 2020 .......................      972,345         981,338

                       WEST COAST REALTY INVESTORS, INC.
                         NOTES TO FINANCIAL STATEMENTS
      THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1997, AND 1996 (UNAUDITED)
                       AND DECEMBER 31, 1996 (Continued)

NOTE 6 - NOTES PAYABLE (CONT.)

                                               SEPTEMBER 30,      DECEMBER 31,
                                                   1997                1996

9.625% promissory note secured by a Deed of Trust
on the Safeguard property, monthly principal and
interest payments are $24,191, due February 1,
2005 ...........................................  $2,091,431        $2,155,575

8.24% promissory note secured by a Deed of Trust
on the Fremont property, interest rate equaled the 20-year
Treasury rate plus 1.65% at loan closing, monthly principal
and interest payments are currently $18,898, due
August 1, 2015 ..................................  2,103,427         2,140,311

10% promissory note secured by a Deed of Trust on the
Java City property, monthly principal and interest payments
are $3,413, due November 1, 2001..................   330,971           336,272

8% promissory note secured by a Deed of Trust on the
Java City property, monthly principal and interest payments
are $3,126, due June 1, 2018.......................  377,482           382,277

Variable rate promissory note secured by a Deed of Trust
on the Tycom Property, interest rate is 1.90% over the
3 month LIBOR with right to convert after first year;  The
conversion margin would be 1.90% over selected Treasury
Rate for the 10 year loan term, monthly principal and interest payments vary depending upon interest rates and are
currently $17,469 due July 31, 2007..............  2,309,927               ---


                                                 $12,228,139       $10,078,793

The above carrying amounts, with the exception of the note on the Fresno property, are reasonable estimates of fair values of notes payable based on current lending rates in the industry for mortgage loans with similar terms and maturities. The fair value of the Fresno note is approximately $580,000 calculated by discounting the expected future cash outflows on the note to the present based on a current lending rate of 10%, which is the approximate industry lending rate on properties of this type in this location.

                       WEST COAST REALTY INVESTORS, INC.
                         NOTES TO FINANCIAL STATEMENTS
      THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1997, AND 1996 (UNAUDITED)
                       AND DECEMBER 31, 1996 (Continued)

The aggregate annual future maturities at September 30, 1997 and December 31, 1996 are as follows:

YEAR ENDING                      SEPTEMBER 30, 1997          DECEMBER 31, 1996
1997                                       $60,032                   $210,322
1998                                       239,183                    228,391
1999                                       259,579                    248,287
2000                                       281,228                    269,435
2001                                       594,384                    582,090
Thereafter                              10,793,733                  8,540,268

Total                                  $12,228,139                $10,078,793

NOTE 7 - DIVIDEND REINVESTMENT PLAN

The Company has established a Dividend Reinvestment Plan (the "Plan") whereby cash dividends will, upon election of the shareholders, be used to purchase additional shares of the Company. The shareholders' participation in the Plan may be terminated at any time.

NOTE 8 - NET INCOME AND DIVIDENDS PER SHARE

Net Income Per Share for the nine months ended September 30, 1997 and 1996 was computed using the weighted average number of outstanding shares of 1,764,404 and 1,430,333, respectively.

Dividends declared during the first nine months 1997 and 1996 were as follows:

                      OUTSTANDING           AMOUNT             TOTAL
RECORD DATE              SHARES            PER UNIT           DIVIDEND

January 1, 1997        1,550,607           $ 0.0666          $103,270
February 1, 1997       1,671,442             0.0666           111,318
March 1, 1997          1,671,442             0.0666           111,318
April 1, 1997          1,810,916             0.0666           120,607
May 1, 1997            1,815,579             0.0666           120,917
June 1, 1997           1,815,579             0.0666           120,917
July 1, 1997           1,815,579             0.0666           120,917
August 1, 1997         1,974,144             0.0666           131,478
September 1, 1997      1,968,144             0.0666           131,078

TOTAL                                                      $1,071,820

                       WEST COAST REALTY INVESTORS, INC.

                         NOTES TO FINANCIAL STATEMENTS
     THREE  AND NINE MONTHS ENDED SEPTEMBER 30, 1997, AND 1996 (UNAUDITED)
                        AND DECEMBER 31, 1996 (Continued)

NOTE 8 - NET INCOME AND DIVIDENDS PER SHARE (CONT.)

                      OUTSTANDING           AMOUNT             TOTAL
RECORD DATE              SHARES            PER UNIT           DIVIDEND

January 1, 1996        1,325,404            0.0600            $79,524
February 1, 1996       1,371,794            0.0600             82,308
March  1, 1996         1,401,664            0.0600             84,100
April 1, 1996          1,413,736            0.0666             94,155
May 1, 1996            1,445,236            0.0666             96,253
June 1, 1996           1,448,836            0.0666             96,492
July 1, 1996           1,448,836            0.0666             96,492
August 1, 1996         1,448,836            0.0666             96,492
September 1, 1996      1,498,246            0.0666             99,783

TOTAL                                                        $825,599


NOTE 9 - NEW ACCOUNTING PRONOUNCEMENTS

Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS No. 125) issued by the Financial Accounting Standards Board (FASB) is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. Earlier or retroactive application is not permitted. The new standard provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. The
Company does not expect adoption to have a material effect on its financial position or results of operations.

NOTE 10 - SUBSEQUENT EVENTS

(a) In October 1997, the Company paid dividends totaling $383,474 ($0.0666 per share per period), payable to shareholders of record on July 1, August 1, and September 1, 1997, respectively (Note 8).

(b) On October 3, and October 10, 1997, a total of $1,775,984 in proceeds from the sale of shares in the Company's current offering was released from an escrow account, and 178,105 shares were issued to investors.

                       WEST COAST REALTY INVESTORS, INC.

                         NOTES TO FINANCIAL STATEMENTS
     THREE  AND NINE MONTHS ENDED SEPTEMBER 30, 1997, AND 1996 (UNAUDITED)
                        AND DECEMBER 31, 1996 (Continued)

NOTE 10 - SUBSEQUENT EVENTS (CONT.)

(c) On October 31, 1997, the Company ("Seller") sold the North Palm Street Property to a unrelated buyer. The offer to purchase the property was unsolicited and was partially contingent on the Seller utilizing the Internal Revenue Service Code Section S1031 to facilitate a tax free exchange. The total sales price is $2,515,860 in cash. The Seller paid off the existing lender of the first deed of trust which as of September 30, 1997 totaled $975,309. Additionally, the Buyer agreed to contribute an additional
$15,000 to prepay the mortgage loan.

(d) On November 26, 1997, the Company acquired an investment known as the Roseville Property. The funds to acquire the Roseville resulted from the Section S1031 tax free exchange of the Brea property (as described above), plus additional proceeds resulting from the sale of the Company's Shares in the current offering. No debt financing will be used in connection with the Roseville acquisition. The property's tenant is using the property as a sit-down, casual restaurant. Roseville is a city located in the Sacramento region of Northern California.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



The Shareholder of
West Coast Realty Investors, Inc.

     We have audited the accompanying summary of historical information relating to operating revenues and specified expenses of 363 American Circle
Drive (the "Property") for the year ended December 31, 1997.   These financial
statements are the responsibility of the Property's management. Our responsibility is to express an opinion on these financial statements based upon our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the summary of historical information relating to operating revenues and specified expenses is
free of material misstatement.   An audit also includes examining, on a test
basis, evidence supporting the amounts and disclosures in the summary of historical information relating to operating revenues and specified expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall summary relating to operating revenues and specified expenses
presentation.   We believe our audit provides a reasonable basis for our
opinion.

     The accompanying summary of historical information relating to operating revenues and specified expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and excludes certain material expenses, described in Note 2, that would not be comparable to those resulting from the proposed future operations of the Property.

     In our opinion, the summary of historical information relating to operating revenues and specified expenses referred to above presents fairly, in all material respects, the operating revenues and specified expenses, exclusive of expenses described in Note 2, of the Property for the year ended December 31, 1997 in conformity with generally accepted accounting principles.


BDO Seidman LLP
Los Angeles, California
January 8, 1998
                                      F-48

                           363 AMERICAN CIRCLE DRIVE

                 SUMMARY OF HISTORICAL INFORMATION RELATING TO
                   OPERATING REVENUES AND SPECIFIED EXPENSES

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                   Year
                                                                  Ended
                                                               December 31,
                                                                   1997

OPERATING REVENUES
  Rental income                                                $  181,093



SPECIFIED EXPENSES                                                      -

Excess of operating revenues over specified expenses           $  181,093

[FN]
          See accompanying notes to summary of historical information

                           363 AMERICAN CIRCLE DRIVE

             NOTES TO SUMMARY OF HISTORICAL INFORMATION RELATING TO
                   OPERATING REVENUES AND SPECIFIED EXPENSES
                      FOR THE YEAR ENDED DECEMBER 31, 1997

NOTE 1 - THE PROPERTY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     363 American Circle Drive (the "Property") is comprised of a ground level loading industrial building located in the city of Corona, California. The 363 American Circle Drive property has a rental area of approximating 37,500 square feet. From January 1, 1997 to May 31, 1997, the Property was leased to American Circle Limited (the "Tenant"), a California limited partnership, on a month to month basis. On June 1, 1997, the Tenant entered in a 5 year lease agreement, expiring on May 31, 2002.

     Minimum future rental income, under the existing leases are as follows:

     Year ending December 31,                                  Amount Due

          1998                                                $    184,406
          1999                                                     193,365
          2000                                                     202,329
          2001                                                     211,286
          2002                                                      89,590

                                                              $    880,976


The Property was acquired by West Coast Realty Investors, Inc. on
December 31, 1997.


NOTE 2 - THE BASIS OF PRESENTATION

     The summary of historical information relating to operating revenues and specified expenses of the Property excludes depreciation expense on buildings, improvements and equipment, nonrecurring income and expenses and interest expense on mortgages which are not comparable to the future operation of the Property under the ownership of West Coast Realty Investors, Inc. All other expenses relating to the Property are excluded as the current lease agreement specifically states that all Property expenses are the responsibility of the lessee.

     Rental income is recognized on a straight line basis over the lease term.

                           363 AMERICAN CIRCLE DRIVE

              ESTIMATED TWLEVE MONTH PRO FORMA STATEMENT OF TAXABLE
                           OPERATING INCOME (NOTE 1)
                                  (UNAUDITED)

                              For the Year    Pro Forma       Estimated
                                     Ended  Adjustments       Pro Forma
                              December 31,     (Note 2)         Results
                                      1997
Rental Income                     $181,093      $18,371  (1)   $199,464

EXPENSES:
    Management Fees...                            5,984  (2)      5,984
    Depreciation......                   -       30,802  (3)     30,802

Taxable Operating Income          $181,093    $(18,415)        $162,678

[FN]
            See accompanying notes to pro forma financial statements

                   ESTIMATED TWLEVE MONTH PRO FORMA STATEMENT
                   OF CASH AVAILABLE FROM OPERATIONS (NOTE 1)
                                  (UNAUDITED)
Pro Forma Taxable Net Operating Income........        $162,678
Add: Depreciation (Note 3)....................          30,802
    Pro Forma Cash Available from Operations..        $193,480


[FN]
            See accompanying notes to pro forma financial statements

                           363 AMERICAN CIRCLE DRIVE
                          NOTES TO PRO FORMA STATEMENT

NOTE 1 - BASIS OF PRESENTATION

     The preceding unaudited pro forma statements are based on information obtained from the lease and Agreement to Purchase documents pertaining to the property located at 363 American Circle Drive, Corona, California (the "Property").

     The pro forma statements use audited financial statements for the year ended December 31, 1997, as a base for preparing the estimated pro forma operations for the property during its first full year of operations. The property's current tenant, American Circle Limited (the "Tenant"), has occupied the property since inception. The Tenant's current lease term terminates May 31, 2002.

     The pro forma results reflect a full year of operations for the Property assuming that it was acquired on January 1, 1997. They contain certain adjustments which are expected to be incurred in the Property's first year of operations.

     There can be no assurance that the foregoing results will be obtained.

NOTE 2 - PRO FORMA ADJUSTMENTS

     The adjustments to the pro forma statement of income are as follows:

     (1) To reflect a full year's worth of rental income per provisions of the lease with the Property's sole tenant. In calculating this amount, the total minimum monthly rent ($880,976) over the remaining term of the lease (fifty-three months, or four years five months, as of December 31, 1997), is recognized on a straight-line basis ($16,622/ month) in accordance with generally accepted accounting principles.

     (2) To reflect property management fees of 3% of cash basis rental income in the first year of the lease.

     (3) The computation of depreciation is based on the cost of the Property including estimated Acquisition Fees and Expenses, and is for the initial twelve months subsequent to the purchase. The allocation of the cost of the property to the various assets categories and lives is based on the allocations contained in the final appraisal report for the Property. The depreciation has been computed on a straight-line basis over the component useful life of the assets.

                           Depreciable
                                Life                Cost        Depreciation

Building                          39          $1,144,256             $29,339
Site Improvements                 39              57,054               1,463
Land                             ---             703,142                 ---

                                              $1,904,452             $30,802

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



The Shareholder of
West Coast Realty Investors, Inc.

     We have audited the accompanying summary of historical information relating to operating revenues and specified expenses of 9970 and 9980 Horn Road (the Property) for the year ended December 31, 1997. These financial statements are the responsibility of 9970 and 9980 Horn Road's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the summary of historical information relating to operating revenues and specified expenses is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the summary of historical information relating to operating revenues and specified expenses. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall summary
relating to operating revenues and specified expenses presentation.   We
believe our audit provides a reasonable basis for our opinion.

     The accompanying summary of historical information relating to operating revenues and specified expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and excludes certain material expenses, described in Note 2, that would not be comparable to those resulting from the proposed future operations of the Property.

     In our opinion, the summary of historical information relating to operating revenues and specified expenses referred to above presents fairly, in all material respects, the operating revenues and specified expenses, exclusive of expenses described in Note 2, of the Property for the year ended December 31, 1997 in conformity with generally accepted accounting principles.





BDO Seidman LLP
Los Angeles, California
January 15, 1998
                                      F-53

                            9970 AND 9980 HORN ROAD

                 SUMMARY OF HISTORICAL INFORMATION RELATING TO
                   OPERATING REVENUES AND SPECIFIED EXPENSES


                                                                    Year
                                                                   Ended
                                                                December 31,
                                                                    1997
OPERATING REVENUES
  Rental income                                                $  206,076

SPECIFIED EXPENSES

  Property tax                                                      1,287
  Utilities                                                           908
  Repairs and maintenance                                             311
  Property insurance                                                   84

  Total specified expenses                                          2,590

Excess of operating revenues over specified expenses           $  203,486

[FN]
           See accompanying notes to summary of historical information

                            9970 AND 9980 HORN ROAD

                 SUMMARY OF HISTORICAL INFORMATION RELATING TO
                   OPERATING REVENUES AND SPECIFIED EXPENSES
                      FOR THE YEAR ENDED DECEMBER 31, 1997


NOTE 1 - THE PROPERTY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     9970 and 9980 Horn Road (the "Property") is comprised of two concrete tilt-up industrial buildings with loading dock platforms, located in the city of Sacramento, California. The two properties are located in the same industrial park. The Property has a rental area of approximating 48,000 square feet. Both buildings are currently leased to Laufen International, Inc., the sole tenant. The lease for both buildings expires on January 31, 2003.

     Minimum rental receipts, under the current lease are as follows:

      Year ending December 31,                                      Amount

            1998                                               $  219,541
            1999                                                  226,315
            2000                                                  234,176
            2001                                                  244,686
            2002                                                  253,530
            Thereafter                                             21,188

                                                               $1,199,436


     The Property was acquired by West Coast Realty Investors, Inc. on January 14, 1998.

NOTE 2 - THE BASIS OF PRESENTATION

     The summary of historical information relating to operating revenues and specified expenses of the Property excludes depreciation expense on buildings, improvements and equipment, nonrecurring income and expenses and interest expense on mortgages which are not comparable to the future operation of the Property under the ownership of West Coast Realty Investors, Inc. The current lease agreement specifically states that 91.67% of property expenses are the responsibility of the lessee. Thus, 8.33% of expenses related to the property are considered recurring expenses.

     Rental income is recognized on a straight line basis over the life of the lease.

                            9970 AND 9980 HORN ROAD

              ESTIMATED TWLEVE MONTH PRO FORMA STATEMENT OF TAXABLE
                           OPERATING INCOME (NOTE 1)
                                  (UNAUDITED)
                                 For the Year    Pro Forma         Estimated
                                    Ended       Adjustments        Pro Forma
                                 December 31,     (Note 2)          Results
                                      1997
Rental Income                        $206,076      $29,880   (1)    $235,956

EXPENSES:
    Management Fees                       ---        7,079   (2)       7,079
    Property Taxes                      1,287          ---             1,287
    Utilities                             908          ---               908
    Repairs and Maintenance               311          ---               311
    Property Insurance                     84          ---                84
    Depreciation                          ---       13,758   (3)      13,758

Taxable Operating Income             $203,486       $9,043          $212,529

[FN]

            See accompanying notes to pro forma financial statements

                   ESTIMATED TWLEVE MONTH PRO FORMA STATEMENT
                   OF CASH AVAILABLE FROM OPERATIONS (NOTE 1)
                                  (UNAUDITED)
Pro Forma Taxable Net Operating Income........       $212,529
Add: Depreciation (Note 3)....................         13,758
    Pro Forma Cash Available from Operations..       $226,287

[FN]
            See accompanying notes to pro forma financial statements

                            9970 AND 9980 HORN ROAD
                          NOTES TO PRO FORMA STATEMENT

NOTE 1 - BASIS OF PRESENTATION

     The preceding unaudited pro forma statements are based on information obtained from the lease and Agreement to Purchase documents pertaining to the property located at 9970 and 9980 Horn Road, Sacramento, California (the "Property").

     The pro forma statements use audited financial statements for the year ended December 31, 1997, as a base for preparing the estimated pro forma operations for the property during its first full year of operations. The property's current tenant, Laufen International, Inc. (the "Tenant"), has occupied the property since inception. The Tenant's current lease term terminates January 31, 2003.

     The pro forma results reflect a full year of operations for the Property assuming that it was acquired on January 1, 1997. They contain certain adjustments which are expected to be incurred in the Property's first year of operations.

     There can be no assurance that the foregoing results will be obtained.

NOTE 2 - PRO FORMA ADJUSTMENTS

     The adjustments to the pro forma statement of income are as follows:

     (1) To reflect a full year's worth of rental income per provisions of the lease with the Property's sole tenant. In calculating this amount, the total minimum monthly rent ($1,199,436) over the remaining term of the lease (sixty-one months, or five years one month, as of December 31, 1997), is recognized on a straight-line basis ($19,663/ month) in accordance with generally accepted accounting principles.

     (2) To reflect property management fees of 3% of cash basis rental income in the first year of the lease.

     (3) The computation of depreciation is based on the cost of the Property including estimated Acquisition Fees and Expenses, and is for the initial twelve months subsequent to the purchase. The allocation of the cost of the property to the various assets categories and lives is based on the allocations contained in the final appraisal report for the Property. The depreciation has been computed on a straight-line basis over the component useful life of the assets.

                           Depreciable
                              Life                Cost        Depreciation

Building                        39          $1,046,000             $13,410
Site Improvements               39              27,200                 349
Land                           ---           1,068,000                 ---

                                            $2,141,200             $13,758

                       WEST COAST REALTY INVESTORS, INC.
                         PRO FORMA STATEMENT OF INCOME
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997

INTRODUCTION

     The following unaudited pro forma financial statement is presented to illustrate the acquisition of the Roseville, Tycom, Corona and Laufen Tile
Properties and the disposition of the Brea Property, as described in this offering, on the results of operations of the Company.

     The unaudited pro forma statement of income has been prepared as if all the aforementioned properties had been occupied by their respective tenants, and the Brea property was sold, on January 1, 1997. The unaudited pro forma financial statements are not necessarily indicative of the Company's future operations and should be read in conjunction with the other financial statements and notes thereto included elsewhere in this Prospectus.


                HISTORICAL     BREA           TYCOM       ROSEVILLE      LAUFEN       CORONA       PRO FORMA
                SEPTEMBER    PROPERTY        PROPERTY      PROPERTY        TILE      PROPERTY      CONDENSED
                 30, 1997     (SALE)                                    PROPERTY                   SEPTEMBER
                                                                                                    30, 1997
REVENUE:
Rental           $2,182,869   $(195,033) (a)  $25,754 (a)  $129,000 (a)  $155,178 (a)  $134,388 (a)  $2,432,156
Gain on sale of         ---      325,791 (f)                                                            325,791
       property
Interest             70,558       75,000 (b)  (7,400) (b)  (62,000) (b)  (11,200) (b)  (10,500) (b)      54,458

                  2,253,427      205,758       18,354        67,000       143,978       123,888       2,812,405

EXPENSES:
Operating           277,323     (59,093) (c)      773 (c)     9,000 (c)     6,207 (c)     5,375 (c)     239,585
Interest            802,547     (69,569) (d)   12,240 (d)                                               745,218
Depreciation and
amortization        358,884     (27,695) (e)                 25,460 (e)    24,652 (e)    23,545 (e)     404,846
General and
administrative      247,656         ---           ---           ---           ---           ---         247,656

                  1,686,410    (156,357)       13,013        34,460        30,859        28,920       1,637,305

Net income         $567,017     $362,115        $5,341      $32,540      $113,119       $94,968      $1,175,100


Net income per share   $.32                                                                               $.54

Weighted Average Shares Used                Weighted Average Shares Used for Pro
for Historical Calculation     1,764,404    Forma Calculation          2,174,404


                       WEST COAST REALTY INVESTORS, INC.
                    NOTES TO PRO FORMA FINANCIAL STATEMENTS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
                                  (UNAUDITED)

1.   BASIS OF PRESENTATION

 The pro forma statements of income reflect operations for the Company assuming that the Roseville, Tycom, Corona and Laufen Tile Properties were acquired, and the Brea Property was sold, on January 1, 1997. This statement contains certain adjustments which are expected to be incurred in those properties' first year of operations, with a full nine month's worth of operations reflected in the Statement of Income for the nine months ended September 30, 1997.

There can be no assurance that the foregoing results will be obtained.

2.   PRO FORMA ADJUSTMENTS

The adjustments to the pro forma statement of income are as follows:

(a) To reflect additional rental income for the Roseville, Tycom, Corona and Laufen Tile Properties from January 1, 1997 to September 30, 1997, and the reduction of rental income due to the assumed sale of the Brea Property on January 1, 1997.

(b) To eliminate interest income to reflect funds used for the acquisition of Roseville, Tycom, Corona and Laufen Tile Properties and the addition to interest income to reflect funds provided by the sale of the Brea Property.

(c) To reflect additional property management fees for nine months based on the first year of the lease on the Roseville, Tycom, Corona and Laufen Tile Properties and the reflection of operating costs savings from the sale of the Brea Property.

(d) To reflect interest expense savings for the nine months on the Brea property and to reflect added interest expense for nine months for the Tycom Property based on the first year of payments under the projected amortization schedule for the Tycom Property loan, which was funded in June 1997.

(e) To reflect depreciation expense on the Roseville, Corona and Laufen Tile and Brea Properties from January 1, to September 30, 1997.

(f)  To reflect the gain on the sale of the Brea Property.

3.   PER SHARE AMOUNTS

The pro forma income statement assumes that the Java City Property, Tycom Property, Roseville Property, Corona Property and the Laufen Tile Property were owned and the Brea Property was sold as of January 1, 1997. The Company used approximately $9.4 million in cash to acquire these properties, offset by approximately $2.5 million provided by the sale to the Brea property. However, as of January 1, 1997, the Company had approximately $2.8 million available for the acquisition of additional properties. The properties were acquired primarily using funds raised subsequent to January 1, 1997. Therefore, the weighted average shares outstanding as of September 30, 1997, was calculated assuming that an additional $4.1 million in shares (410,000 shares) were outstanding as of January 1, 1997, and that no additional shares were issued throughout the year. This is assumed to be the minimum number of shares that would be sold given the offering expenses and reserves that are allocated against shares sold.

                       WEST COAST REALTY INVESTORS, INC.
                         PRO FORMA STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1996
INTRODUCTION

     The following unaudited pro forma financial statement is presented to illustrate the acquisition of the Roseville, Tycom, Corona, Laufen Tile and Java
City Properties and the disposition of the Brea Property as described in this offering, on the results of operations of the Company.

     The unaudited pro forma statement of income has been prepared as if all the aforementioned properties had been occupied by their respective tenants on January 1, 1996 or in the case of the Brea Property, disposed of on that date.
The unaudited pro forma financial statements are not necessarily indicative of the Company's future operations and should be read in conjunction with the other financial statements and notes thereto included elsewhere in this Prospectus.

             HISTORICAL     BREA        JAVA         TYCOM       ROSEVILLE      LAUFEN
              DECEMBER    PROPERTY      CITY        PROPERTY      PROPERTY       TILE
              31, 1996     (SALE)     PROPERTY                                 PROPERTY
REVENUE:
Rental      $2,377,530  $(285,019) (a)  $135,340 (a)  $459,348 (a)  $172,000 (a) $206,904 (a)
Gain on sale
    of property    ---     190,400 (f)
Interest        97,097      89,950 (b)  (30,475) (b)  (40,600) (b)  (30,200) (b) (30,900) (b)

             2,474,627     (4,669)       104,865       418,748       141,800      176,004

EXPENSES:
Operating      302,858    (80,696) (c)    17,980 (c)    14,040 (c)    10,500 (c)    8,276 (c)
Interest       880,978    (93,717) (d)    37,900 (d)   184,042 (d)
Depreciation and
amortization   360,901    (36,924) (e)    15,160 (e)    88,540 (e)    33,950 (e)   86,525 (e)
General and
administrative 224,254        ---           ---            ---           ---          ---

             1,768,991   (211,337)        71,040       286,622        44,450       94,801

Net income    $705,636    $206,668       $33,825      $132,126       $97,350      $81,203


Net income per   $.49
share

Weighted Average Shares Used
for Historical Calculation    1,447,366

                       WEST COAST REALTY INVESTORS, INC.
                         PRO FORMA STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                  (CONTINUED)

                      CORONA          PRO FORMA
                      PROPERTY        CONDENSED
                                  DECEMBER 31, 1996
REVENUE:
Rental                $179,184  (a)   $3,245,287
Gain on sale of property                 190,400
Interest              (35,550)  (b)       19,322

                       143,634         3,455,009

EXPENSES:

Operating                7,167  (c)      280,125
Interest                               1,009,203
Depreciaton and
amortization            83,520  (e)      631,672
General and
administrative             ---           224,254

                        90,687         2,145,254

Net income             $52,947        $1,309,755


Net income per share                       $.68


Weighted Average Shares Used for Pro
Forma Calculation (Note 3)  1,937,366

                                      F-60

                       WEST COAST REALTY INVESTORS, INC.
                    NOTES TO PRO FORMA FINANCIAL STATEMENTS
                FOR THE YEAR ENDED DECEMBER 31, 1996 (UNAUDITED)

1.   BASIS OF PRESENTATION

The pro forma statements of income reflect operations for the Company assuming that the Roseville, Tycom, Corona, Laufen Tile and Java City Properties were
acquired and the Brea Property was sold on January 1, 1996.   This statement
contains certain adjustments which are expected to be incurred in those properties' first year of operations, with a full year of operations reflected
in the Statement of Income for the year ended December 31, 1996.    There can
be no assurance that the foregoing results will be obtained.

2.   PRO FORMA ADJUSTMENTS

The adjustments to the pro forma statement of income are as follows:

(a) To reflect additional rental income for the Roseville, Tycom, Corona, Laufen Tile and Java City Properties, and a reduction of rental income for the Brea Property.

(b) To eliminate interest income to reflect funds used for the acquisition of Roseville, Tycom, Corona, Laufen Tile and Java City Properties and the addition to interest income to reflect funds provided by the sale of the Brea Property.

(c) To reflect additional property management fees for year ended December 31, 1996 on the lease of the Roseville, Tycom, Corona, Laufen Tile and Java City Properties and the reflection of operating costs savings from the sale of the Brea Property.

(d) To reflect interest expense savings for the year ended December 31, 1996 on the Brea property and to reflect added interest expense for year for the Roseville, Tycom and Java City Properties based on the first year of payments under the projected amortization schedules.

(e) To reflect depreciation expense on the Roseville, Tycom, Corona, Laufen Tile, Java City and Brea Properties for the year ended December 31, 1996.

(f)  To reflect the gain on the sale of the Brea Property.

3.   PER SHARE AMOUNTS

The pro forma income statement assumes that the Java City Property, Tycom Property, Roseville Property, Corona Property and the Laufen Tile Property were owned and the Brea Property was sold as of January 1, 1996. The Company used approximately $9.4 million in cash to acquire these properties, offset by approximately $2.5 million provided by the sale to the Brea property. However, as of January 1, 1996, the Company had approximately $2.0 million available for the acquisition of additional properties. The properties were acquired primarily using funds raised subsequent to January 1, 1996. Therefore, the weighted average shares outstanding as of December 31, 1996, was calculated assuming that an additional $4.9 million in shares (490,000 shares) were outstanding as of January 1, 1996, and that no additional shares were issued throughout the year. This is assumed to be the minimum number of shares that would be sold given the offering expenses and reserves that are allocated against shares sold.

                       WEST COAST REALTY INVESTORS, INC.
                            PRO FORMA BALANCE SHEET
                               SEPTEMBER 30, 1997
                                               HISTORICAL   PRO FORMA          PRO FORMA
                                               SEPTEMBER   ADJUSTMENTS         CONDENSED
                                                30, 1997                  SEPTEMBER 30, 1997
ASSETS:
   Rental Real Estate                          $25,676,713   2,067,000   (1)    $31,592,182
                                                           (2,116,031)   (2)
                                                             1,960,000   (3)
                                                             1,802,500   (4)
                                                             2,202,000   (5)

   Cash & Cash Equivalents                       2,882,215   1,472,003   (2)        627,718
                                                           (2,067,000)   (1)
                                                           (1,972,000)   (3)
                                                           (1,717,500)   (4)
                                                           (2,010,000)   (5)
                                                             4,040,000   (6)

   Accounts Receivable                             404,203                          404,203
   Loan Origination fees, net of accumulated
   amortization of $49,872 and $40,248             122,335    (29,467)   (2)         92,868

   Other Assets                                     44,869                           44,869

TOTAL ASSETS                                   $29,130,335                      $32,761,840


LIABILITIES AND STOCKHOLDERS EQUITY
   Accounts Payable                                $11,322                          $11,322
   Due to Related Party                             80,557                           80,557
   Dividends Payable                               383,236                          383,236
   Security Deposits and Prepaid Rents             137,392    (12,245)   (2)        231,480
                                                                14,333   (3)
                                                                92,000   (4)

   Other Liabilities                               137,484                          137,484
   Notes Payable                                12,228,139   (972,345)   (2)     11,255,794

TOTAL LIABILITIES                               12,978,130                       12,099,873


COMMITMENTS AND CONTENGENCIES

Common Stock and Additional Paid-in Capital     17,629,386   4,198,667   (6)     21,828,053
Distributions in Excess of Earnings            (1,477,181)     311,095   (2)    (1,166,086)

TOTAL STOCKHOLDERS EQUITY                       16,152,205                       20,661,967

TOTAL LIABILITIES & STOCKHOLDERS EQUITY        $29,130,335                      $32,761,840



                       WEST COAST REALTY INVESTORS, INC.
                        NOTES TO PRO FORMA BALANCE SHEET
                               SEPTEMBER 30, 1997

  The pro forma Balance Sheet assumes that the Tycom, Roseville, Corona and Laufen Tile Properties were acquired and the Brea Property was sold on
September 30, 1997.   This statement reflects certain changes to the balance
sheet that would be reflected if the properties were acquired and sold on that date.

NOTE 1 - ACQUISITION OF TYCOM PROPERTY

  These adjustments reflect the effect of acquiring the Roseville Property, including an increase in rental real estate and a net decrease in cash and cash equivalents. A significant amount of the proceeds for the purchase of the Roseville Property will be provided by the sale of the Brea Property (see Note 2).

NOTE 2 - SALE OF THE BREA PROPERTY

  These adjustments reflect the effect of the sale of the Brea Property, including a decrease in rental real estate, security deposits and notes payable, a net increase in cash and cash equivalents, and a gain on the sale of the property.

NOTE 3 - ACQUISITION OF ROSEVILLE PROPERTY

  These adjustments reflect the effect of acquiring the Roseville Property, including an increase in rental real estate and security deposit and a net decrease in cash and cash equivalents. A significant amount of the proceeds for the purchase of the Corona Property were provided by the sale of the Company's shares. (see Note 6).

NOTE 4 - ACQUISITION OF CORONA PROPERTY

  These adjustments reflect the effect of acquiring the Corona Property, including an increase in rental real estate and prepaid rent and a net
decrease in cash and cash equivalents.   A significant amount of the proceeds
for the purchase of the Corona Property were provided by the sale of the Company's shares. (see Note 6).

NOTE 5 - ACQUISITION OF LAUFEN TILE PROPERTY

  These adjustments reflect the effect of acquiring the Laufen Tile Property, including an increase in rental real estate and a net decrease in cash and
cash equivalents.   A significant amount of the proceeds for the purchase of
the Laufen Tile Property were provided by the sale of the Company's shares. (see Note 6).

NOTE 6 - PRO FORMA INCREASE IN SHARES ISSUED

The pro forma balance sheet assumes that the Roseville Property, Tycom Property, Corona Property, Laufen Tile Property and the Java City Property
were owned and the Brea Property was sold as of September 30, 1997.    The
Company used approximately $9.4 million in cash to acquire these properties, offset by approximately $2.5 million provided by the sale to the Brea
property.   However, as of September 30, 1997, the Company had approximately
$2.9 million available for the acquisition of additional properties.   The
properties were acquired primarily using funds raised subsequent to September 30, 1997. Therefore, the weighted average shares outstanding as of September 30, 1997, was calculated assuming that an additional $9.7 million in shares (970,000 shares) were outstanding as of September 30, 1997, and that no additional shares were issued throughout the year. This is assumed to be the minimum number of shares that would be sold given the offering expenses and reserves that are allocated against shares sold.

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